UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2010

Commission File Number: 000-53826

GSME ACQUISITION PARTNERS I
(Translation of registrant’s name into English)

762 West Beijing Road, Shanghai, China 200041
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Adjournment of Extraordinary General Meeting

On November 17, 2010, GSME Acquisition Partners I (“GSME”) held its extraordinary general meeting of shareholders to consider, among other matters, a proposal to approve the Amended and Restated Agreement and Plan of Reorganization among GSME, GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited (“Plastec”), and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI), pursuant to which Plastec will become a wholly-owned subsidiary of GSME.  At the extraordinary general meeting, an ordinary resolution was proposed and duly passed to adjourn the meeting.  The following is a tabulation of the number of shares voted for the adjournment proposal, the number of shares voted against the adjournment proposal and the number of shares abstaining with respect to the adjournment proposal:

For	Against	Abstaining
4,436,286	303,330	44,050

Accordingly, the extraordinary general meeting of GSME has been adjourned to 10:00 a.m. eastern time on December 10, 2010.  The meeting will take place at its original location, at the offices of Graubard Miller, GSME’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174. A copy of the press release announcing the adjournment and the notice that was sent to shareholders advising them of the adjournment are attached to this Report as Exhibits 99.1 and 99.2, respectively.

Exhibits

Exhibit	Description

99.1	Press release dated November 17, 2010

99.2	Notice of Adjournment of Extraordinary General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  November 17, 2010
GSME ACQUISITION PARTNERS I

By:	/s/ Jing Dong Gao
Name: Jing Dong Gao
Title: Chairman

By:	/s/ Eli D. Scher
Name: Eli D. Scher
Title: Chief Executive Officer